Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on certain Charter social media channels.

The Anti-Merger Merger

As a cable company, Charter has always been different.

We’re committed to offering the most innovative products and faster internet speeds at a great value, and we’ve been vocal advocates for an open Internet and superior customer service.

We’re excited about the opportunity to combine with Time Warner Cable and Bright House Networks to bring our offerings into even more Americans’ homes, but we understand why a merger among cable companies might make some people skeptical at first.

The good news is that this merger is different too.

New Charter will be significantly smaller than Comcast is today, and will face strong competition from the likes of AT&T, CenturyLink and Google-all of whom are continuing to grow their footprint everywhere, including the same areas that our companies already offer service.

New Charter would serve less than 21 percent of the wired broadband market and 23 percent of subscribers receiving speeds of 25 Mbps and above, a smaller share than Comcast has today. To put this in perspective, when Comcast attempted to buy Time Warner a few years ago, the combined company would have had more than twice the high speed broadband customers New Charter will have.

In total, New Charter will only represent 17 percent of the TV market (putting it in third place behind Comcast and AT&T) and 23% of the total Internet market. Our total customer base will number about 23.9 million, which is less than 20% of AT&T’s 120.6 million, and significantly lower than what would have been the Comcast-Time Warner’s 42 million customers.

So the way we see it, New Charter will grow enough to provide real competition for those at the very top, while giving a louder voice to our values of customer service and innovation.

We’re not alone in thinking that.

Netflix, which helped lead opposition to the Comcast-Time Warner merger because they believed that merger would punish online streaming companies, has offered full-throated support for New Charter because the new company will level the playing field for online video, making sure that customers with data-hungry apps and products like Netflix or Roku devices aren’t penalized for consuming content outside their traditional cable boxes.

As reported by the New York Times, “Reed Hastings, Netflix’s chief executive, said that it would be a ‘tremendous positive’ for the streaming industry because of Charter’s agreement to a ‘multiyear, strong net neutrality policy’ across its new, bigger footprint…‘We think it would be a huge step forward for U.S. policy’ for streaming services,” Mr. Hastings said.

Our support for online video means we don’t believe in capping data or billing based on how much our customers use. We’ve also committed to not blocking or slowing down Internet traffic, or engaging in paid prioritization for certain sites because we believe in a free, open system.

We carry more than 100 minority-focused networks, and offer more Spanish-language programming than any other provider. Mark Cuban, Chairman and founder of AXS TV said, “Charter has always been a customer-focused company…Charter also has a history of working well and being proactive with minority and independent networks.”

Most importantly, we’re different in the way we do business with our customers. We don’t believe in annual contracts, which means we don’t charge early termination fees, and we don’t charge for modems. The lowest speed we offer is 60Mbps, much higher than the lowest speeds offered by our competitors, and our prices are the same in all the markets we serve.

Contrary to what our competitors might be saying, New Charter won’t represent a new ‘top dog’ among Internet and cable providers.

We will, however, fundamentally change the cable and broadband landscape-in a way that boosts competition for those companies at the very top, and forces the industry giants to deliver better products and customer care for everyone.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.